FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

December 4, 2014

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY FUNDS (the “Trust” or “Registrant”)

Federated Managed Volatility Fund (the “Fund”)

1933 Act File No. 002-91090

1940 Act File No. 811-04017

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to your additional comments received on December 3, 2014 on its Rule 485(a) Post-Effective Amendment No. 152 and Amendment No. 146, with respect to the Fund, submitted via EDGAR on September 17, 2014, and on its previous correspondence filings with respect thereto submitted via EDGAR on November 18, 2014 and December 1, 2014. We believe that the responses below and corresponding edits to the registration statement are fully responsive to the staff’s comments, and resolve any matters raised. We are aware that the staff prefers to establish a formal record of correspondence with registrants. Accordingly, please find the Fund’s formal responses to your comments below.

1. With respect to the Fund’s name, the staff notes that mutual funds with “Managed Volatility” in the name generally seek to lower volatility, rather than target a specific volatility level. Please explain why you believe “Federated Managed Volatility Fund” is an appropriate name for the Fund.

RESPONSE: The Fund, its counsel, K&L Gates LLP (“Fund Counsel”), and the Fund’s co-advisers (“Co-Advisers”) believe that the use of “Managed Volatility” in its name is consistent with Section 35(d) and Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”), because the Fund’s name is not materially misleading and accurately reflects the Fund’s stated investment strategy. As set forth in the Fund’s prospectus, the applicable Co-Advisers will seek to manage portfolio volatility for the Fund to a target of an annualized volatility level of approximately 10%. The Prospectus also clearly discloses to investors that it is expected that the applicable Co-Advisers will take action to manage the Fund's volatility when the forecasted annualized volatility of the Fund’s entire portfolio falls outside of a lower (8%) or an upper (12%) band, and that the Fund’s strategy of managing volatility to a target range seeks to reduce the expected volatility of the Fund’s entire portfolio in high volatility environments and to increase the expected volatility of the Fund’s entire portfolio in low volatility environments. Accordingly, the Fund, Fund Counsel and the Co-Advisers believe that the use of “Managed Volatility” in the name of the Fund is appropriate given the stated and clearly disclosed investment strategy. Although there may be funds that use “Managed Volatility” in their names and instead seek to lower overall volatility at all times, neither Section 35(d) nor Rule 35d-1 require a fund using “Managed Volatility” to implement its investment strategy in this identical manner. The Fund, Fund Counsel and the Co-Advisers further note that there are numerous other registered investment companies that use “Managed Volatility” in their names and implement their volatility strategies by managing to specific volatility targets and adjust volatility down or up (either through use of futures contracts or adjustment in underlying portfolio positions) in seeking their volatility targets. The following currently effective and operating registered funds have been identified on an initial basis by the Fund, Fund Counsel and the Co-Advisers as similarly using “Managed Volatility” in their names and managing volatility to a target range rather than reducing overall portfolio volatility:

•	SFT Advantus Managed Volatility Fund, a series of Securian Funds Trust (811-04279): “Under normal market conditions, this hedging process will seek to target, over an extended period of years, an average annualized volatility in the daily total returns of the Fund of approximately 10%. There can be no assurance that investment decisions made in seeking to manage Fund volatility will achieve the desired results, and the volatility of the Fund’s returns in any one year or any longer period may be higher or lower than 10%.”

•	Franklin Managed Volatility Global Allocation VIP Fund; a series of Franklin Templeton Variable Insurance Products Trust (811-05583): “Currently, the Fund intends to seek a target volatility of 9% or less per year ("Target Volatility").”

•	Invesco V.I. Managed Volatility Fund; a series of AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (811- 07452): “The Adviser may sell exchange-traded futures contracts to target a maximum annual volatility level for the Fund’s returns of approximately 10%.”

•	PIMCO Global Multi-Asset Managed Volatility Portfolio; a series of PIMCO Variable Insurance Trust (811- 08399): “Under normal conditions, the Portfolio will seek to limit its annualized volatility level to 12%.”

The Fund, Fund Counsel and the Co-Advisers believe that the Fund’s Prospectus and Statement of Additional Information provide substantial, accurate and meaningful disclosure regarding the Fund’s managed volatility strategy upon which a prospective shareholder may make an informed investment decision. Accordingly, the Fund, Fund Counsel and the Co-Advisers believe that the use of “Managed Volatility” in its name is consistent with its stated investment strategy and is not misleading to investors.

2. Please further describe how the Board of Trustees of the Trust (the “Board”) will evaluate the investment advisory services provided by each Co-Adviser on an annual basis. In particular, please identify how the Board will evaluate services that are provided by Co-Advisers working collaboratively.

RESPONSE: When evaluating the services of the Co-Advisers, the Board will seek to consider, among other things: the nature, extent, and quality of the services provided by the Co-Advisers, in the aggregate and on an individual basis; and the resources each Co-Adviser allocates to providing services to the Fund. The Board will receive materials prepared by each Co-Adviser describing the particular services that the Co-Adviser provided to the Fund over the relevant time period. For example, Federated Global Investment Management Corp. (Fed Global) and Federated Equity Management Company of Pennsylvania (FEMCOPA) work collaboratively with respect to: (1) the asset allocation to the Fund’s strategies; and (2) the implementation of the managed volatility portion of the Fund’s strategy. The Board will receive information as to what aspects of the management of these portions of the Fund’s portfolio are handled by personnel at Fed Global and what portions are handled by personnel at FEMCOPA. In particular, the Board will receive information as to the quantitative analysis provided by Fed Global, and how that quantitative analysis is used to implement overall asset allocation and the managed volatility portion of the Fund’s portfolio collaboratively with FEMCOPA.

3. With respect to the Investment Strategy section, please disclose the types of derivative instruments that will be used by the Co-Advisers in addition to the S&P 500 Futures used in the managed volatility portion of the strategy.

RESPONSE: The Fund modified the Investment Strategy section in the Summary Prospectus and Statutory Prospectus in connection with its previous correspondence filing to include additional disclosure with respect to the specific types of derivative instruments that will be used by the Co-Advisers in implementing the equity and fixed income portions of the Fund’s portfolio. The Fund, Fund Counsel and the Co-Advisers believe that the derivatives disclosure in the Prospectus accurately reflects with specificity the derivative instruments that the Co-Advisers will use in managing the Fund, and that no additional disclosure is necessary.

In particular, in addition to the disclosure regarding S&P Futures Contracts, the Fund added the underlined disclosure below:

FIMCO does not target an average maturity or duration for the Fund's portfolio and may invest in bonds of any maturity range. The Fund may buy or sell foreign currencies or foreign currency forwards in lieu of or in addition to non-dollar denominated fixed-income securities in order to hedge or increase or decrease its exposure to foreign interest rate and/or currency markets

Each Co-Adviser also may use the equity and interest rate futures discussed above, and/or other derivative contracts and/or hybrid instruments, to implement elements of its investment strategy. For example, a Co-Adviser may use derivative contracts or hybrid instruments to increase or decrease the portfolio's exposure to the investment(s) underlying the derivative or hybrid in an attempt to benefit from changes in the value of the underlying investment(s). Additionally, by way of example, a Co-Adviser may use derivative contracts in an attempt to:

■	increase or decrease the effective duration of the Fund portfolio;
■	obtain premiums from the sale of derivative contracts;
■	realize gains from trading a derivative contract; or
■	hedge against potential losses.
There can be no assurance that a Co-Adviser's use of derivative contracts or hybrid instruments will work as intended.

We also note that there is significant disclosure in the “What are the Fund’s Principal Investments?” section of the Statutory Prospectus, which describes the particular types of derivative instruments that the Fund is permitted to use. Accordingly, the Fund, Fund Counsel and the Co-Advisers believe that its anticipated use of derivatives has been fully and accurately disclosed and no additional disclosure is appropriate.

4. Please clarify that the Fund’s use of hedging may not be successful.

RESPONSE: The Fund, Fund Counsel and the Co-Advisers note that the Fund has modified the Summary Prospectus and Statutory Prospectus disclosure related to hedging in connection with its previous correspondence filing. The Fund, Fund Counsel and the Co-Advisers believe that the hedging disclosure in the Prospectus accurately reflects the risk that the Fund’s use of hedging may not be successful, and that no additional disclosure is necessary. In particular, please see the underlined language below from the Fund’s Prospectus:

From the “What are the Main Risks of Investing in the Fund?” section:

Risk of Managed Volatility Strategy. There can be no guarantee that the Fund will maintain its target annualized volatility. Furthermore, while the volatility management portion of the strategy seeks enhanced returns with more consistent volatility levels over time, attaining and maintaining the target volatility does not ensure that the Fund will deliver enhanced returns. The Fund's managed volatility strategy may expose the Fund to losses (some of which may be sudden) that it would not have otherwise been exposed if the Fund’s investment program consisted only of holding securities directly. For example, the value of the Long S&P 500 Futures Positions (which generally will be up to 60% of the Fund's net asset value) may decline in value due to a decline in the level of the S&P 500, while the value of the Short S&P 500 Futures Position (which generally will be up to 40% of the Fund's net asset value) may decline in value due to an increase in the level of the S&P 500.

The Fund will use Short S&P 500 Futures Positions to hedge the Fund’s long equity exposure. The Fund’s losses on a Short S&P 500 Futures Position could theoretically be unlimited as there is no limit as to how high the S&P 500 can appreciate in value. However, such losses would tend to be offset by the appreciation of the Fund’s equity holdings. The use by the Fund of Short S&P 500 Futures Positions to hedge the Fund’s long exposure and manage volatility within a target may not be successful.

From the “What are the Fund’s Principal Investments?” section:

Hedging

Hedging transactions are intended to reduce specific risks. For example, to protect the Fund against circumstances that would normally cause the Fund's portfolio securities to decline in value, the Fund may buy or sell a derivative contract that would normally increase in value under the same circumstances. The Fund may also attempt to hedge by using combinations of different derivative contracts, or derivative contracts and securities. The Fund's ability to hedge may be limited by the costs of the derivative contracts. The Fund may attempt to lower the cost of hedging by entering into transactions that provide only limited protection, including transactions that: (1) hedge only a portion of its portfolio; (2) use derivative contracts that cover a narrow range of circumstances; or (3) involve the sale of derivative contracts with different terms. Consequently, hedging transactions will not eliminate risk even if they work as intended. In addition, hedging strategies are not always successful, and could result in increased expenses and losses to the Fund.

5. Please explain why disclosure describing the underlying core funds is not included in the Prospectus. If the Fund intends to invest significantly in underlying core funds, please add disclosure to the Prospectus describing those funds.

RESPONSE: The Fund confirms that it intends to invest in underlying core funds. Accordingly, in response the staff’s comment, the following disclosure will be added to the “What are the Fund’s Investment Strategies?” section of the Summary Prospectus:

When selecting investments for the Fund, the Fund can invest in securities directly or in other investment companies, including, for example, funds advised by the Co-Advisers or their affiliates, such as the Emerging Markets Fixed Income Core Fund, a portfolio of Federated Core Trust II L.P., Federated Mortgage Core Portfolio and/or Federated High Yield Bond Portfolio, each a portfolio of Federated Core Trust (each portfolio an “Underlying Fund,” and together the “Underlying Funds”). At times the Fund's investment in an Underlying Fund or Underlying Funds may be a substantial portion of the Fund's portfolio.

Additionally, the following disclosure will be revised as indicated in the “What are the Fund’s Investment Strategies?” section of the Statutory Prospectus:

When selecting the underlying investments for the Fund, the Co-Advisers can invest directly in individual securities or may invest in other investment companies, including, for example, funds advised by the Co-Advisers or their affiliates (each an “Underlying Fund,” and together the “Underlying Funds”).. These Underlying Funds ~~funds~~ may include funds which are not available for general investment by the public. The investment companies in which the fund invests are managed independently of the Fund and may incur additional expenses. The Underlying Funds advised by the Co-Advisers or their affiliates may include funds such as: Emerging Markets Fixed Income Core Fund, a portfolio of Federated Core Trust II L.P., which seeks to achieve total return by investing primarily in emerging markets fixed-income securities; High Yield Bond Portfolio, a portfolio of Federated Core Trust, which seeks high current income by investing primarily in a diversified portfolio of high-yield corporate bonds; and Federated Mortgage Core Portfolio, a portfolio of Federated Core Trust, which seeks to provide total return by investing primarily in mortgage-backed securities, including collateralized mortgage obligations. At times the Fund's investment in an Underlying Fund or Underlying Funds may be a substantial portion of the Fund's portfolio.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (724) 720-8838 or Trayne S. Wheeler at (617) 951-9068.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal

/s/ K&L Gates LLP

NAME Trayne S. Wheeler

TITLE: Partner